SEC FILE NUMBER 000-06404

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
CUSIP NUMBER

Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):        ☒  Form 10-K   ☐  Form 20‑F   ☐  Form 11-K   ☐  Form 10-Q  ☐  Form 10-D   ☐  Form N-SAR

                                ☐  Form N-CSR

                                For Period Ended: December 31, 2012

                                ☐  Transition Report on Form 10‑K

                                ☐  Transition Report on Form 20‑F

                                ☐  Transition Report on Form 11‑K

                                ☐  Transition Report on Form 10‑Q

                                ☐  Transition Report on Form N‑SAR

                                For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Gateway Energy Corporation
Full Name of Registrant

Former Name if Applicable
1415 Louisiana Street, Suite 4100
Address of Principal Executive Office (Street and Number)
Houston, TX 77002
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi‑annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10-D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant filed its Annual Report on Form 10-K for fiscal year ended December 31, 2012 on April 8, 2013 (the “10-K”).  Pursuant to instruction G(3) of Form 10-K, the information required by Part III of Form 10-K was excluded from the 10-K.  The registrant intends to file a Form 10-K/A including such Part III information (the “Form 10-K/A”).  The Form 10-K/A could not be filed by the prescribed due date of April 30, 2013 due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Form 10-K/A.  Accordingly, the registrant was unable to file such Form 10-K/A within the prescribed time period without unreasonable effort or expense.  The registrant expects to file its Form 10-K/A on or before May 15, 2013 in accordance with Rules 0-3 and 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Frederick M. Pevow, Jr.	713	336-0844
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒Yes                ☐  No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes         ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GATEWAY ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 30, 2013                                                          By:  /s/ Frederick M. Pevow, Jr.

                                                                                                        Frederick M. Pevow, Jr.

                                                                                                        President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.       This form is required by Rule 12b‑25 (17 CFR 240.12b‑25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0‑3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.       Amendments to the notifications must also be filed on Form 12b‑25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.       Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S‑T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S‑T (§232.13(b) of this chapter).

6.       Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).